August 21, 2020

David O   Connor
President
First Eagle Credit Opportunities Fund
1345 Avenue of the Americas
New York, NY 10105

                      Re:     First Eagle Credit Opportunities Fund (the
Fund   )
                              File No. 811-23592, 333-239995

Dear Mr. O   Connor:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on July 22, 2020 with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.


                                           Prospectus

Prospectus Cover

   2. In Securities Offered, the disclosure states    The Fund initially
intends to offer two classes
      of Common Shares: Class A Shares and Class I Shares [emphasis added].
As the Fund
      has not received an order allowing it to offer multiple classes of shares, and therefore will
      not yet offer Class A shares, please delete the word    initially    from
this disclosure.
      Please make corresponding changes in Plan of Distribution on the following page. In
      Plan of Distribution please also revise the disclosure to state clearly that only Class I shares are currently offered by the Fund and that there is no guarantee the Fund will
 David O   Connor
August 21, 2020
Page 2

      receive exemptive relief allowing it to offer additional share classes. Please make corresponding changes throughout the registration statement.

   3. In Investment Objective, the disclosure states that the Fund   s
secondary objective is
         providing long-term risk-adjusted returns by investing in a portfolio of a variety of
      credit asset classes.    Please disclose in plain English what the phrase
   risk-adjusted
      returns    means. Please also delete the phrase    by investing in a
portfolio of a variety of
      credit asset classes    from the Fund   s investment objective as this is
the Fund   s strategy.

   4. In the second sentence of Investment Objective, the disclosure states
The Fund intends to
      capitalize on relative value opportunities across the credit spectrum. Please revise this
      sentence to disclose the concepts of    relative value opportunities
and    credit spectrum
      in plain English. In general, please avoid the use of technical terms and complex language. See Gen. Instr. Part A: The Prospectus of Form N-2.

   5. Similarly, please revise the disclosure in Investment Strategy to avoid the use of technical
      terms. In particular, please disclose in plain English what    middle
market    club    loans
      are and what the phrase    capitalizes on current and future income and
relative value
      opportunities in credit markets    means.

   6. Also in Investment Strategy, please revise the disclosure to indicate
that all the    below
      investment-grade credit assets    that comprise the Fund   s portfolio
are commonly referred
      to as    high yield    securities or    junk.    Please make
corresponding changes in the first
      paragraph of Below Investment Grade Rating Risk on page 9.

      Please also disclose here, in bold, the following: Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with
      respect to the issuer   s capacity to pay interest and repay principal.
Because of the risks
      associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.

   7. In Interval Fund/Repurchase Offers, disclose the risks associated with the interval fund structure, including i) that it is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Common
      Shares repurchased and ii) that the Fund does not currently intend to list its shares for trading on any national securities exchange and therefore the Common Shares are not readily marketable and should be considered illiquid. Please also specify the anticipated
      timing of the Fund   s initial repurchase offer and provide a
cross-reference to those
      sections of the Prospectus that discuss the Fund   s repurchase policies
and the attendant
      risks. See Guide 10 to Form N-2.
 David O   Connor
August 21, 2020
Page 3

   8. In Risks, please disclose as a bolded bullet that the amount of distributions the Fund may pay, if any, is uncertain (as indicated on page 19 in Distribution Risk). Please also disclose as bolded bullets the following, as appropriate:

          The Fund   s distributions may be funded from unlimited amounts of
offering proceeds
          or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Common
          Shareholders through distributions will be distributed after payment of fees and expenses.

          A return of capital to Common Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Common Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative
          to the shareholder   s original investment.

   9. In Leverage, the disclosure states that the Fund may issue preferred shares. Please confirm that the Fund does not intend to issue preferred shares (or debt securities or other securities) within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Prospectus Summary

   10. We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of the key aspects of your offering, business, and risks.
       Your Prospectus Summary is over 20 pages and substantially repeats disclosures contained elsewhere. As written, your summary is too lengthy and detailed for its purpose. See Item 3.2 of Form N-2. Please revise as appropriate.

   11. On page 2, in the second paragraph of Investment Objective and Strategies, please
       explain in plain English what    first lien loans    and    unitranche
loans    are. In addition,
       the disclosure in this paragraph states    The Fund expects, under
normal circumstances, to
       employ an investment strategy that capitalizes on current and future income and relative
       value opportunities in credit markets.    Please clarify what this
strategy is and elaborate
       on how the Fund will apply it to determine its investments.

   12. On page 2, in Adviser and Subadviser, in the last line of the third paragraph, please
       replace    Adviser    with    Subadviser.    Please also clarify whether
the portfolio managers
       disclosed in the last sentence of this section are employees of the Adviser or Subadviser.

   13. On page 7-8, in Repurchase Offers Risk, please disclose separately risks to the Fund and those to Common Shareholders. Also, immediately following the last sentence in this
 David O   Connor
August 21, 2020
Page 4

      section indicating potential tax consequences of share repurchases, please include a cross-
      reference to Tax Matters in the Prospectus and Taxation in the Statement of Additional
      Information.

   14. On page 8, in the last sentence in Large Shareholder Risk, the
disclosure states    Third
       party stockholders will not be given priority over Shareholders that are affiliates of the
       Adviser and the Subadviser, whose holdings in the Fund may be significant and may have the effect of diluting third party stockholders with respect to any repurchase offer.
       Please clarify what    third party stockholders    are and the risk this
disclosure is referring
       to. Please also supplementally explain to us the specific Shareholder affiliates that this risk is referring to and describe the circumstances that may cause this risk to arise. We may have further comments.

      In addition, please explain to us supplementally how the circumstances outlined in this risk disclosure is consistent with Rule 23c-2 under the 1940 Act, which requires, among
      other things, that a closed-end fund redeem shares in a    manner as will
not discriminate
      unfairly against any holder of the securities of such class or series.

   15. On page 9, in the second paragraph of Interest Rate Risk and also in Foreign Currency
       Risk on page 21, the disclosure indicates that the Subadviser may engage
in    hedging
       activities    on behalf of the Fund. If the Fund intends to use
derivatives to hedge its
       portfolio, please disclose so in Investment Objective and Strategies and disclose the specific derivatives the Fund may use as a principal strategy. Please also disclose the associated risks.

   16. On page 11, please clarify the difference between the securities described in the section
       Distressed Investments Risk and those described in the next section Distressed Debt,
       Litigation, Bankruptcy and Other Proceedings Risk. Please also disclose
the Fund   s
       investment in distressed assets and debt in Investment Objective and Strategies.

   17. On page 13, in Foreign Loan Originations Risk, the disclosure states A portion of the
       Fund   s investments may be in securities of foreign companies,
including companies in
       emerging markets. Please disclose these investments in Investment Objective and
       Strategies.

   18. On page 19, in Payment-In-Kind Securities, the disclosure indicates that the Fund may invest in PIK securities. Will the Fund invest significantly in these securities? If so, in addition to the risks disclosed here, please disclose at an appropriate place in the registration statement the following risks associated with these investments:

            The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
 David O   Connor
August 21, 2020
Page 5

            The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

            Market prices of original issue discount (   OID   ) instruments
are more volatile
          because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

            PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

            Use of PIK and OID securities may provide certain benefits to the Fund's Advisor including increasing management fees and incentive compensation.

            The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

            The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash
          component of the Fund   s taxable income that must, nevertheless, be
distributed in
          cash to investors to avoid it being subject to corporate level taxation.

   19. On page 20, in Portfolio Turnover Risk, the disclosure states    The
Fund may engage in
       short-term trading strategies    .    Please disclose this in Investment
Objective and
       Strategies.

   20. On page 21, in Conflicts of Interest Relating to Affiliates, the
disclosure states    The
       Adviser   s affiliation with The Blackstone Group Inc. and Corsair
Capital LLC   requires
       the Adviser to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or portfolio companies
associated with it.    Please
       describe in detail, supplementally, how the Fund manages conflicts with these entities.
       We may have further comments.

Summary of Fund Expenses

   21. Please disclose in the narrative that the fees and expenses presented in the fee table are
       based on the Fund   s net assets.

   22. On page 51, in the second sentence of the first paragraph of Investment Advisory and
       Subadvisory Agreements, the disclosure states    In return for its
investment management
       services, the Fund pays the Adviser a fee at the annual rate of [ ]% of the average daily
       value of the Fund   s Managed Assets.    Similarly, the third paragraph
of this section states
          The Adviser also performs certain administrative, accounting operations, compliance
 David O   Connor
August 21, 2020
Page 6

       and other services for the Fund. The Fund pays a fee to the Adviser related to those
       services at an annual rate of [ ]% of the value of the Fund   s the
average daily value of the
       Fund   s Managed Assets.    Please confirm that the advisory fee and the
services fee
       described here, although based on Managed Assets, are presented as a percentage of the
       Fund   s net assets in the fee table. If these fees were converted from
Managed Assets to
       net assets, please include a footnote to the table noting as such.

   23. Please clarify what fees are included in the line item    Distribution
and/or Service (12b-1)
       Fees.    Please disclose shareholder service fees and 12b-1 fees as separate line items.

   24. On page 24, in the last line of footnote 1 to the Example, the
disclosure states    In addition
       to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Class I Shares of the Fund, which are not reflected in the
       example.    Please clarify what these fees are.

   25. Please revise footnote 4 to disclose the material assumptions used to
estimate    Interest
       Payments on Borrowed Funds   , including the amount of leverage to be
employed and the
       interest rate(s) associated with the borrowing. Also, to the extent that the Fund currently intends to leverage, please consider replacing disclosure throughout indicating the Fund
          may    leverage with disclosure indicating the extent to which the
Fund currently intends
       to leverage.

The Fund   s Investment Objective and Strategies

   26. Please remove    but not limited to    from your 80% policy and clearly
delineate what
       types of assets will be considered    below investment grade credit
assets    for purposes of
       complying with such policy.

   27. On page 25, the disclosure in the section Flexible Credit Investing Strategy is convoluted and uses technical jargon that does not inform investors about how the Adviser intends to construct and manage the portfolio. For example you reference managing a diversified
       portfolio of credit assets best-positioned to perform in various market
conditions    without
       explaining how the Adviser evaluates portfolio diversification or determines market conditions. Please revise to discuss your flexible credit investing strategy clearly and in plain English.

   28. On page 28, in Access to First Eagle Alternative Credit Deal Flow, the disclosure in the
       second sentence states    The Fund will seek out the most attractive
investment ideas
       sourced through the platform   s multi-billion-dollar credit platform to
achieve its
       investment objective.    Please clarify what this sentence means.

   29. In this section generally, please revise as appropriate to avoid technical terms and complex language and present the disclosure clearly and in plain
English.
 David O   Connor
August 21, 2020
Page 7

   30. On page 29 under Subadviser   s Investment Process you state that    all
portfolio
       investments undergo intensive screening, due diligence, and credit analyses focused on
       principal preservation and long-term value creation    .    Given the
disruptions caused by
       COVID-19 and responses to it, and with a view to enhanced strategy and risk disclosure, please tell us whether your investment analysis and diligence process has changed. For example:

             Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

             Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

             Has the potential inability to conduct in-person due diligence impacted the number of
           investment options available and the Adviser   s overall comfort
level with certain
           allocation types?

       These are examples only. Our comment seeks to understand how COVID-19 affects your
       investment operations and process as this may affect the Fund   s
investments in a way that
       should be reflected in your disclosure. Please explain and revise as necessary.

Principal Risks of the Fund

   31. On page 42, in Investment in Other Regulated Funds, the disclosure
states    The Fund
       may invest in securities of other investment companies, including ETFs
and BDCs    .
       Please disclose these investments in Investment Strategies, which begins on page 27.

Plan of Distribution

   32. On page 58, in the penultimate line of the third paragraph in Revenue Sharing, we note
       the references to    another third-party intermediary    and    finder
s fees.    Please explain to
       us what sorts of activities are contemplated by this disclosure.

Description of Capital Structure and Shares

   33. On page 78, in the third paragraph of Anti-Takeover and Other Provisions in the
       Declaration of Trust, the disclosure states    The Trustees may from
time to time grant
       other voting rights to shareholders with respect to these and other matters in the By-
       laws    .    Please explain to us supplementally what is contemplated by this disclosure
       and identify any specific By-law or Declaration of Trust provisions that may grant or alter shareholder voting rights.
 David O   Connor
August 21, 2020
Page 8

                                Statement of Additional Information

      34. On page 7, in Other Information Regarding Investment Restrictions, Concentration,
          please disclose whether the Fund will or will not invest 25% or more of its total assets in a particular industry or group of industries.


                        *       *       *      *       *         *    *       *

        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                    Sincerely,



                                                    Karen Rossotto
                                                    Senior Counsel



cc:      Rajib Chanda, Simpson Thacher & Bartlett LLP
         Jay Williamson, Securities and Exchange Commission